                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                           CITY NATIONAL CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                  178566-10-5
                                 (CUSIP Number)


 Steven L. Strange, 400 No. Roxbury Drive, 5th Floor, Beverly Hills, CA 90210
                                 (310) 888-6264
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                      APRIL 17, 1996 (See Item 5, within)
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__]

Check the following box if a fee is being paid with this Statement [__] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------
  CUSIP NO. 178566-10-5
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                                  Bram Goldsmith
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        SSN ###-##-####


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)              PF
 4


- ------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION USA
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER           0
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER         6,715,699
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER      0
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER    6,715,699
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,715,699


- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
12 Mr. Goldsmith disclaims beneficial ownership of shares held in City National Corporation profit sharing plan and shares held by the Goldsmith Family Foundation (Reporting Person 5)


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   15%
13


- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          IN
14


- ------------------------------------------------------------------------------

- -----------------------
  CUSIP NO. 178566-10-5
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON          Bram and Elaine Goldsmith Family Trust
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
 4


- ------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION California
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER           2,027,709
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER         0
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER      2,027,709
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER    0
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,027,709

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   4.6%
13


- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          OO
14


- ------------------------------------------------------------------------------

- -----------------------
  CUSIP NO. 178566-10-5
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                Elaine Goldsmith Revocable Trust
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
 4


- ------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION California
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER           567,989
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER         0
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER      567,989
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER    0
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      567,989

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
12

 ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.3%
13


- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          OO
14


- ------------------------------------------------------------------------------

- -----------------------
  CUSIP NO. 178566-10-5
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldsmith Family Partnership, also known as Lido-Soud Partnership, L.P. EIN 90-4544923
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4    Not Applicable


- ------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION California
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER           4,120,001
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER         0
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER      4,120,001
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER    0
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,120,001

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   9.4%
13


- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          PN
14


- ------------------------------------------------------------------------------

- -----------------------
  CUSIP NO. 178566-10-5
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                     Goldsmith Family Foundation
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      Not applicable

- ------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION California
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER           169,720
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER         0
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER      169,720
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER    0
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      169,720

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0.4%
13


- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          CO
14


- ------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $1.00 par value
         City National Corporation, 400 No. Roxbury Drive, Beverly Hills, CA
          90210


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of a group consisting of the following reporting persons:

         Reporting
         Person  Name
         ------  ----

         1       Bram Goldsmith, individually

         2       The Bram and Elaine Goldsmith Family Trust

         3       The Elaine Goldsmith Revocable Trust

         4       The Goldsmith Family Partnership, also known as Lido-Soud
                  Partnership, L.P.

         5       The Goldsmith Family Foundation

         Membership of the Goldsmith Family Foundation (Reporting Person 5) in the group is disclosed for reporting purposes only, and Bram Goldsmith (Reporting Person 1) expressly disclaims beneficial ownership of the shares held by the Foundation.

                               REPORTING PERSON 1

         (a)     Bram Goldsmith

         (b)     City National Bank, 400 No. Roxbury Drive, Beverly Hills, CA
                  90210

         (c) Chairman of City National Corporation (bank holding company), 400 No. Roxbury Drive, Beverly Hills, CA 90210

         (d)     None

         (e)     None

         (f)     U.S.A.

                               REPORTING PERSON 2

         The Bram and Elaine Goldsmith Family Trust, a revocable trust formed under the laws of the state of California. Business: investment. Address of principal business and principal office: c/o City National Bank, 400 No. Roxbury Drive, Beverly Hills, CA 90210. Trustees: Bram

Goldsmith and Elaine Goldsmith.

       The following information is provided with respect to Trustee Elaine Goldsmith. For information regarding Trustee Bram Goldsmith, see Reporting Person 1, above.

       (a)     Elaine Goldsmith

       (b)     c/o City National Bank, 400 No. Roxbury Drive, Beverly Hills, CA
                90210

       (c)     Homemaker

       (d)     None

       (e)     None

       (f)     U.S.A.

                               REPORTING PERSON 3

       The Elaine Goldsmith Revocable Trust, a revocable trust formed under the laws of the state of California. Business: investment. Address of principal business and principal office: c/o City National Bank, 400 No. Roxbury Drive, Beverly Hills, CA 90210. Trustees: Elaine Goldsmith and Bram Goldsmith.

       For information regarding Trustee Elaine Goldsmith, see Reporting Person 2, above. For information regarding Trustee Bram Goldsmith, see Reporting Person 1, above.

                               REPORTING PERSON 4

       The Goldsmith Family Partnership, also known as Lido-Soud Partnership, L.P., a California limited partnership. Business: investment. Address of principal business and principal office: c/o City National Bank, 400 No. Roxbury Drive, Beverly Hills, CA 90210. General partners: Bram & Elaine Goldsmith Family Trust, Russell Goldsmith Trust and Bruce L. Goldsmith.

       The following information is provided with respect to General Partners The Russell Goldsmith Trust and Bruce L. Goldsmith. For information regarding General Partner The Bram & Elaine Goldsmith Family Trust, see Reporting Person 2, above.

       (a)     Russell Goldsmith Trust (Russell D. Goldsmith, sole trustee)

       (b)     City National Bank, 400 No. Roxbury Drive, Beverly Hills, CA
               90210

       (c) Vice Chairman and Chief Executive Officer of City National Corporation (bank holding company) and Chairman and Chief Executive Officer of City National Bank (commercial bank), 400 No. Roxbury Drive, Beverly Hills, CA 90210

       (d)     None

       (e)     None

       (f)     U.S.A.

       (a)     Bruce L. Goldsmith

       (b)     9722 Oak Pass Road, Beverly Hills, CA 90210

       (c)     Writer (self-employed), 9722 Oak Pass Road, Beverly Hills, CA
                90210

       (d)     None

       (e)     None

       (f)     U.S.A.

                               REPORTING PERSON 5

         The Goldsmith Family Foundation, a California nonprofit public benefit corporation. Business: charitable donations. Address of principal business and principal office: c/o City National Bank, 400 No. Roxbury Drive, Beverly Hills, CA 90210. Directors: Bram Goldsmith, Elaine Goldsmith, Russell Goldsmith and Bruce L. Goldsmith.

         For information regarding Director Bram Goldsmith, see Reporting Person 1, above. For information regarding Director Elaine Goldsmith, see Reporting Person 2, above. For information regarding Directors Russell Goldsmith and Bruce L. Goldsmith, see Reporting Person 4, above.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The transaction which this Amendment No. 4 is being filed to report is a partnership distribution by the Goldsmith Family Partnership (Reporting Person
4), in part to the Goldsmith Family Trust (Reporting Person 2), for no consideration.

         With respect to other changes in the beneficial ownership of the group since the filing of Amendment No. 3, such transactions are not described herein because they were for no consideration (including, but not limited to, stock dividends and the transfers of shares between members of the reporting group) or were dispositions of securities, except as set forth below. All cash purchases shown were made with personal funds of the purchaser.

         On February 14, 1983, 52,380 shares were transferred to Elaine Goldsmith by Medal Distilled Products, Inc., a closely held corporation, in consideration of its redemption of stock held by Mrs. Goldsmith.

         On April 17, 1990, Bram Goldsmith exercised an option to purchase 363,000 shares which had been granted to him by City National Corporation on November 27, 1985, as part of an Employment Agreement. The total purchase price payable upon exercise of the option was $3,426,720.

         On May 17, 1990, the Bram and Elaine Goldsmith Family Trust purchased 100 shares on the open market at $21.875 per share.

         On May 27, 1993, the Goldsmith Family Foundation exercised rights to purchase 16,720 shares, and on June 1, 1993, the Bram and Elaine Goldsmith Family Trust exercised rights to purchase 1,471,180 shares and the Elaine Goldsmith Revocable Trust exercised rights to purchase 136,209 shares. All such purchases were made at $6.375 per share pursuant to subscription rights issued by City National Corporation to its shareholders on a pro rata basis for no consideration.


ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of all acquisitions described or referred to herein by the group filing this Amendment No. 4 has been investment in City National Corporation, of which Bram Goldsmith is Chairman of the Board and Russell D. Goldsmith is Vice Chairman and Chief Executive Officer.

         The reporting persons have no plans or proposals which relate to or would result in any action described in this Item, other than (a) purchases and other acquisitions of securities from time to time for investment purposes, and
(b) gifts and other dispositions of securities from time to time in the ordinary course.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The following table sets forth the aggregate number and percentage of shares of City National Corporation common stock owned by each of the reporting persons and by the group as a whole. For clarity, beneficial ownership is shown without duplication, notwithstanding the fact that Bram Goldsmith (Reporting Person 1) may be deemed the beneficial owner of shares held by the other reporting persons. None of the shares shown are shares as to which the listed beneficial owner has the right to acquire beneficial ownership, as specified in Rule 13d-(d)(1)(i).

                                                                      NUMBER OF      PERCENT
NAME OF BENEFICIAL OWNER                                             SHARES HELD    OF CLASS

Bram Goldsmith (Reporting Person 1)                                   40,602/(1)/        0.1%

The Bram and Elaine Goldsmith Family Trust (Reporting Person 2)         2,027,709        4.6

The Elaine Goldsmith Revocable Trust (Reporting Person 3)                 567,989        1.3

The Goldsmith Family Partnership, also known as                         4,120,001        9.3
        Lido-Soud Partnership, L.P. (Reporting Person 4)

The Goldsmith Family Foundation (Reporting Person 5)                 169,720/(2)/        0.4
                                                                     ------------       ----

        Group Total                                                     6,926,021       15.6%

/(1)/ Represents Mr. Goldsmith's proportionate interest, according to his account balance, in shares held in the City National Corporation Stock Fund under the City National Corporation Profit Sharing Plan at the most recent valuation date, December 31, 1995. Fund shares are not allocated to individual participant accounts, and Mr. Goldsmith disclaims beneficial ownership thereof.

/(2)/ The Goldsmith Family Foundation is included as a member of the group for reporting purposes, but Bram Goldsmith disclaims beneficial ownership of the shares held by the Foundation, a tax-exempt charitable foundation of which he is a director.

         (b) Reference is hereby made to items 7 through 10 on the cover sheet for each reporting person.

         (c) On April 17, 1996, the Goldsmith Family Partnership (Reporting Person 4) transferred, as a partnership distribution for no consideration, 516,679 shares to the Bram and Elaine Goldsmith Family Trust (Reporting Person
2) and 17,728 shares to partners whose holdings are not included within the group for which this Amendment No. 4 is being filed. This transfer and other changes in the beneficial ownership of the reporting persons since the filing of Amendment No. 3, which may be deemed to be material, either individually or in the aggregate, have resulted in the beneficial ownership shown on this Amendment No. 4.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

Signatures

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


REPORTING PERSON 1

5/1/96
- ------
Date


/s/ Bram Goldsmith
- ------------------
Signature

BRAM GOLDSMITH
Name/Title


REPORTING PERSON 2

5/1/96
- ------
Date


/s/ Bram Goldsmith
- ------------------
Signature

BRAM GOLDSMITH, TRUSTEE OF THE BRAM AND ELAINE GOLDSMITH FAMILY TRUST
Name/Title


REPORTING PERSON 3

5/1/96
- ------
Date


/s/ Bram Goldsmith
- ------------------
Signature

BRAM GOLDSMITH, TRUSTEE OF THE ELAINE GOLDSMITH REVOCABLE TRUST
Name/Title

REPORTING PERSON 4

5/1/96
- ------
Date


/s/ Bram Goldsmith
- ------------------
Signature

THE GOLDSMITH FAMILY PARTNERSHIP, ALSO KNOWN AS LIDO-SOUD PARTNERSHIP, L.P., BY BRAM GOLDSMITH, TRUSTEE OF THE BRAM AND ELAINE GOLDSMITH FAMILY TRUST, GENERAL PARTNER
Name/Title


REPORTING PERSON 5

5/1/96
- ------
Date


/s/ Bram Goldsmith
- ------------------
Signature

THE GOLDSMITH FAMILY FOUNDATION, BY BRAM GOLDSMITH, PRESIDENT
Name/Title